UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 15, 2019

YATRA ONLINE, INC.

1101-03, 11th Floor, Tower-B,

Unitech Cyber Park,

Sector 39, Gurgaon, Haryana 122002,

India

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Confidentiality Agreement with Ebix Inc.

On March 15, 2019, Yatra Online, Inc. issued a press release titled “Yatra Online Enters Into Mutual Confidentiality Agreement With Ebix to Further Consider Ebix’s Proposal.” A copy of this press release is attached as Exhibit 99.1 to this Report on Form 6-K.

Exhibit Index

Exhibit No.	Description

99.1	Press Release of Yatra Online, Inc., dated March 15, 2019.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: March 15, 2019	By:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer

3